UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA -  Petrobras convenes the Company's shareholders to meet at Extraordinary General Meeting on March 04, 2020, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

Extraordinary General Meeting

I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras to:

(1)Confirm Loudon Blomquist Auditores Independentes (Loudon) as Petrobras' contractor to prepare the relevant e-PETRO's Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976;

(2)Approve the Evaluation Report prepared by Loudon at book value regarding e-PETRO's shareholders' equity;

(3)Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between e-PETRO and Petrobras on 12.05.2019;

(4)Approve the merger of e-PETRO into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital;

(5)Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities.

II. Proposal of amendment to Petrobras' By Law in order to change articles 18, 21, 22, 23, 30, 34, 60, 63, 64 and 65 of said charter, and consequent consolidation of said By Law pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses.

III. Election of 1 (one) member of the Board of Directors indicated by controlling shareholder.

The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Extraordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)	Representative’s ID;
ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);
iii)	Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;
iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, are included in the Manual of the Meeting.

It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009.

Rio de Janeiro, January 29th, 2020.

Eduardo Bacellar Leal Ferreira

Chairman of Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer